Exhibit 21.1
Subsidiaries of China Equity Platform Holding Group Limited

Currently, ChinaE has two direct subsidiaries: (1) ChinaE.com Investment Consultant (Shenzhen) Co. Ltd, a company formed in the People’s Republic of China; (2) ChinaE.com Technology (Shenzhen) Co. Ltd, a company formed in the People’s Republic of China, and two indirect subsidiaries (1) ChinaE.com Focus Advertising Co. Ltd, a company formed in the People’s Republic of China, and (2) ChinaE.com E Commerce Co. Ltd., a company formed in the People’s Republic of China.  ChinaE has one associated company, China Shenzhen Hi-Tech Equity Exchange, a company formed in the People’s Republic of China.